[Letterhead of Wachtell, Lipton, Rosen & Katz]

February 4, 2014

VIA EDGAR AND FEDEX

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Filing Desk

Re:	CBS Outdoor Americas Inc.

Central Index Key (“CIK”) 0001579877

Registration Statement on Form S-11

Registration No. 333-189643

Ladies & Gentlemen:

On behalf of CBS Outdoor Americas Inc., a Maryland corporation (the “Company”) and Outdoor Inc., a Maryland corporation formerly known as CBS Outdoor Americas Inc., we are writing to inform the Filing Desk of the United States Securities and Exchange Commission (the “Filing Desk”) that Company and Outdoor Inc have completed the CBS Reorganization Transactions as described in the above-captioned Registration Statement (the “Registration Statement”). As a result of the completion of the CBS Reorganization Transactions, the Company became the parent of Outdoor Inc. (which was renamed from “CBS Outdoor Americas Inc.” as part of such transactions) and the Company replaced Outdoor Inc. as the entity that will conduct the offering registered pursuant to the Registration Statement. As we discussed with the Filing Desk on January 28, 2014, we understand that no further action is required on the part of the Company or Outdoor Inc. in regards to this change, and the Company will continue filing under the existing CIK and Registration Number.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (212) 403-1314 or by email at deshapiro@wlrk.com or my colleague Sebastian Fain at (212) 403-1135 or by email at slfain@wlrk.com.

Sincerely,

/s/ David E. Shapiro

David E. Shapiro

cc:	Joseph R. Ianniello

CBS Outdoor Americas Inc.